UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of August 2026
Commission File Number: 001-40451

DLocal Limited
(Exact name of registrant as specified in its charter)

PO Box 1093, Boundary Hall,
Cricket Square, Grand Cayman
KY1-1102
Cayman Islands

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☒ Form 40-F ☐

TABLE OF CONTENTS
EXHIBIT

99.1	Press release dated August 13, 2026 - dLocal Reports 2026 Second Quarter Financial Results

99.2	DLocal Limited Unaudited Consolidated Condensed Interim Financial Statements as of June 30, 2026 and for the six-month and three-month periods ended June 30, 2026 and 2025

99.3	Quarterly Report 2026 - dLocal Reports 2026 Second Quarter Financial Results

99.4	dLocal Q2 2026 Earnings Presentation

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DLocal Limited

By:	/s/ Guillermo López Pérez
Name:	Guillermo López Pérez
Title:	Chief Financial Officer

Date: August 13, 2026